Exhibit 99.3

BY-LAW NO. 1A

of

GREENBROOK TMS INC.
(the “Corporation”)

1.                  INTERPRETATION

1.1                            Expressions used in this By-law shall have the same meanings as corresponding expressions in the Business Corporations Act (Ontario) (the “Act”).

2.                  CORPORATE SEAL

2.1                            The directors may, but need not, adopt a corporate seal, and may change a corporate seal that is adopted.

3.                  FINANCIAL YEAR

3.1                           The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by resolution of the directors.

4.                  DIRECTORS

4.1                            Number. The number of directors shall be not fewer than the minimum and not more than the maximum number of directors provided for in the articles. At each election of directors, the number elected shall be the number of directors then in office unless the directors or shareholders otherwise determine.

4.2                            Quorum. A quorum for the transaction of business at any meeting of directors shall be a majority of the number of directors or such greater or lesser number of directors as the directors or shareholders may from time to time determine or the Act may require.

4.3                            Calling of Meetings. Meetings of the directors shall be held at such time and place within or outside Ontario as the chairman of the board, the president and chief executive officer or any two directors may determine. A majority of meetings of directors need not be held within Canada in any financial year.

4.4                            Notice of Meetings. Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than ten days before the date of the meeting, provided that the first meeting immediately following a meeting of shareholders at which directors are elected may be held without notice if a quorum is present. Meetings may be held without notice if the directors waive or are deemed to waive notice.

4.5                            Meeting by Telephonic or Electronic Facility. A meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to (a) consent to such meeting format and (b) be present at that meeting.

4.6                            Chairman. The chairman of the board, or in his or her absence the lead independent director, if any, or in his or her absence, the president and chief executive officer if a director, or in his or her absence or if the president and chief executive officer is not a director, a director chosen by the directors at the meeting, shall be chairman of any meeting of directors.

4.7                            Voting at Meetings. At meetings of directors, each director shall have one vote and questions shall be decided by a majority of votes. In case of an equality of votes, the chairman of the meeting shall have a second or casting vote.

4.8                            Committees. Unless otherwise determined by the directors, each committee of directors shall have the power to fix its quorum and to regulate its procedures.

5.                  OFFICERS

5.1                            General. The directors may from time to time appoint a chairman of the board, a president and chief executive officer, a chief financial officer, one or more vice-presidents, a secretary, a treasurer and such other officers as the directors may determine from time to time.

5.2                            Chairman of the Board. The chairman of the board, if any, shall be appointed from among the directors, shall, when present, be chair of the meetings of directors and shareholders and shall have such other powers and duties as the directors may determine from time to time.

5.3                            President and Chief Executive Officer. Unless the directors otherwise determine, the president shall be appointed by the directors and shall be the chief executive officer of the Corporation and shall have general supervision of its business and affairs.

5.4                            Vice-President. A vice-president shall have such powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.5                            Secretary. The secretary shall give required notices to shareholders, directors, auditors and members of committees, act as secretary of meetings of directors and shareholders when present, keep and enter minutes of such meetings, maintain the corporate records of the Corporation, have custody of the corporate seal, if any, and shall have such other powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.6                            Treasurer. The treasurer shall keep proper accounting records in accordance with the Act, have supervision over the safekeeping of securities and the deposit and disbursement of funds of the Corporation, report as required on the financial position of the Corporation, and have such other powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.7                            Other Officers. Any other officer shall have such powers and duties as the directors or the president and chief executive officer may determine from time to time.

5.8                            Assistants. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the directors or the president and chief executive officer otherwise direct.

5.9                            Variation of Powers and Duties. The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.10                          Term of Office. Each officer shall hold office until his successor is elected or appointed, provided that the directors may at any time remove any officer from office but such removal shall not affect the rights of such officer under any contract of employment with the Corporation.

6.                  INDEMNIFICATION AND INSURANCE

6.1                            Indemnification of Directors and Officers. The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representative of such a person to the extent permitted by the Act.

6.2                            Insurance. The Corporation shall purchase and maintain insurance for the benefit of any person referred to in the preceding section to the extent permitted by the Act.

7.                  SHAREHOLDERS

7.1                            Quorum. A quorum for the transaction of business at a meeting of shareholders shall be one person present and entitled to vote at the meeting that holds or represents by proxy not less than 33 1/3% of the votes attached to the outstanding shares of the Corporation entitled to vote at the meeting.

7.2                            Casting Vote. In case of an equality of votes at a meeting of shareholders, the chairman of the meeting shall have a second or casting vote.

7.3                            Meeting by Telephonic or Electronic Facility. A meeting of shareholders may be held by telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately, and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

7.4                            Scrutineers. The chairman at any meeting of shareholders may appoint one or more persons (who need not be shareholders) to act as scrutineer or scrutineers at the meeting.

7.5                            Certificates for Shares. The shares of stock of the Corporation shall be represented by certificates, or shall be uncertificated shares that may be evidenced by a book-entry system (including a non-certificated inventory system) maintained by the registrar of such stock, or a combination of both. To the extent that shares are represented by certificates, such certificates shall be in such form as shall be approved by the directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by the chairman of the board, the president and chief executive officer, the chief financial officer, or any director. Any or all such signatures may be facsimiles. Although any director, officer, transfer agent or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such director, officer, transfer agent or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such director, officer, transfer agent or registrar were still such at the date of its issue.

The stock ledger and blank share certificates shall be kept by the secretary or by a transfer agent or by a registrar or by any other officer or agent designated by the directors.

7.6                            Replacement of Share Certificates. Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond (unless not required to do so by the Corporation) sufficient in the Corporation’s opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

8.                  DIVIDENDS AND RIGHTS

8.1                            Declaration of Dividends. Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation.

8.2                            Wire Transfers or Cheques. A dividend payable in money shall be paid, at the Corporation’s option, by (a) wire transfer, or (b) cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared, and (i) sent, if by wire transfer, to such registered holder as per the wire instructions provided by such holder in the Corporation’s securities register, or (ii) mailed by prepaid ordinary mail, if by cheque, to such registered holder at the address of such holder in the Corporation’s securities register, unless such holder otherwise directs. In the case of joint holders, the wire transfer or cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and transferred to them as per the wire instructions, or mailed to them at their address, in the Corporation’s securities register. The issuance of the wire transfer or the mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.3                            Non-Receipt of Wire Transfers or Cheques. In the event of non-receipt of any dividend wire transfer or cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a wire transfer or a cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

8.4                            Unclaimed Dividends. To the extent permitted by applicable law, any dividends unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

9.                  EXECUTION OF INSTRUMENTS

9.1                            Execution of Instruments. Contracts, deeds, mortgages, hypothecs, charges, conveyances, transfers, assignments or other documents or instruments in writing requiring the signature of the Corporation may be signed by any one director or officer of the Corporation, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any one or more officers or other persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

10.              NOTICE

10.1                          General. A notice mailed to a shareholder, director, auditor or member of a committee shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2                          Electronic Delivery. Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section 10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3                          Omissions and Errors. Accidental omission to give any notice to any shareholder, director, auditor or member of a committee or non-receipt of any notice or any error in a notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice.

11.              ADVANCE NOTICE PROVISIONS

11.1                                  For purposes of this Section 11:

“Applicable Securities Laws” means (i) the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and (ii) any applicable U.S. securities laws, rules and regulations, which may include the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, in each case, as amended from time to time, and including the rules and regulations promulgated thereunder; and any other applicable U.S. Federal or state securities laws, rules and regulations;

“public announcement” means disclosure in a press release reported by a national news service in Canada and/or the United States (as applicable), or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com and/or on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov (or any other successor site(s)), as applicable; and

“Representatives” of a person means the affiliates and associates of such person, all persons acting jointly or in concert with any of the foregoing, and the affiliates and associates of any of such persons acting jointly or in concert, and “Representative” means any one of them.

11.2                          Subject only to the Act and Section 11.9, and for so long as the Corporation is a distributing corporation, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

11.2.1       by or at the direction of the board, including pursuant to a notice of meeting;

11.2.2       by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

11.2.3       by any person (a “Nominating Shareholder”):

(i)	who, at the close of business in Toronto, Ontario on the date of the giving of the notice provided for below in this Section 11 and at the close of business in Toronto, Ontario on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)	who complies with the notice procedures set forth below in this Section 11.

11.3                          In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given timely notice thereof (in accordance with Section 11.4 below) in proper written form to the board (in accordance with Section 11.5 below).

11.4                         To be timely, a Nominating Shareholder’s notice to the board must be made:

11.4.1    in the case of an annual meeting of shareholders (which includes an annual and special meeting), not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business in Toronto, Ontario on the tenth (10th) day following the Notice Date; and

11.4.2    in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes as well), not later than the close of business in Toronto, Ontario on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

11.4.3    in the event of any adjournment or postponement of a meeting of shareholders, or an announcement thereof, the required time periods for the giving of a Nominating Shareholder’s notice as described above shall apply using the date of the adjourned or postponed meeting, or the date of announcement thereof, as the case may be. This means that a Nominating Shareholder who failed to deliver a timely Nominating Shareholder’s notice in proper written form to the directors for purposes of the originally scheduled shareholders’ meeting shall nonetheless be entitled to provide a Nominating Shareholder’s notice for purposes of any adjourned or postponed meeting of shareholders as the determination as to whether a Nominating Shareholder’s notice is timely is to be determined based off of the adjourned or postponed shareholders’ meeting date and not the original shareholders’ meeting date.

11.5                         To be in proper written form, a Nominating Shareholder’s notice to the board must set forth the following information, all of which the Corporation believes to be necessary information to be included in a dissident proxy circular, or is necessary to enable to board and shareholders to determine director nominee qualifications, relevant experience, shareholding or voting interest in the Corporation or independence, all in the same manner as would be required for nominees of the Corporation:

11.5.1       as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”): (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person for the past five years; (C) the status of such person as a “resident Canadian” (as such term is defined in the Act); (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

11.5.2       as to each Nominating Shareholder giving the notice, any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right vote any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

11.6                         The Corporation may require that any Proposed Nominee furnish such other information as may be required to be contained in a dissident proxy circular or by applicable law or regulation to determine the independence of the Proposed Nominee or the eligibility of such Proposed Nominee to serve as a director of the Corporation or a member of any committee of the board. Such information, if received, will generally be summarized in the Corporation’s information circular.

11.7                          All information to be provided in a timely notice pursuant to Section 11.5 above shall be provided as of the record date for determining shareholders entitled to vote at the meeting (if such date shall then have been publicly announced) and as of the date of such notice. The Nominating Shareholder shall update such information forthwith if there are any material changes in the information previously disclosed.

11.8                         Subject to Section 11.9, no person shall be eligible for election as a director of the Corporation unless such person has been nominated in accordance with the provisions of this Section 11; provided, however, that nothing in this Section 11 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the Act. The chairman of the applicable meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

11.9                          Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section 11.

12.              FORUM SELECTION

12.1                         Forum of Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum, the Superior Court of Justice of the Province of Ontario, Canada and the appellate Courts therefrom (or, failing such court, any other “court” (as defined in the Act) having jurisdiction and the appellate Courts therefrom), shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Act or the articles or the by-laws of the Corporation (as either may be amended from time to time); or (iv) any action or proceeding asserting a claim otherwise related to the “affairs” (as defined in the Act) of the Corporation. If any action or proceeding the subject matter of which is within the scope of the preceding sentence is filed in a Court other than a Court located within the Province of Ontario (a “Foreign Action”) in the name of any securityholder, such securityholder shall be deemed to have consented to (a) the personal jurisdiction of the provincial and federal Courts located within the Province of Ontario in connection with any action or proceeding brought in any such Court to enforce the preceding sentence and (b) having service of process made upon such securityholder in any such action or proceeding by service upon such securityholder’s counsel in the Foreign Action as agent for such securityholder.

13.              EFFECTIVE DATE

13.1                          Effective Date. This by-law shall come into force when made by the directors in accordance with the Act.

14.              REPEAL

14.1                          Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles or predecessor charter documents of the Corporation obtained pursuant to, any such by-laws prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue in full force and effect except to the extent inconsistent with this by-law and until amended or repealed.

RESOLVED THAT the foregoing by-law is made a by-law of the Corporation by the signatures hereto of all the directors of the Corporation pursuant to the Business Corporations Act (Ontario) this 4th day of September, 2020.

“Brian P. Burke”	“Colleen Campbell”
Brian P. Burke	Colleen Campbell

“Sasha Cucuz”	“Adrienne Graves”
Sasha Cucuz	Adrienne Graves, Ph.D.

“William Leonard”	“Adele C. Oliva”
William Leonard	Adele C. Oliva

“Frank Tworecke”	“Elias Vamvakas”
Frank Tworecke	Elias Vamvakas

I, William Leonard, President and Chief Executive Officer of Greenbrook TMS Inc. (the “Corporation”), hereby certify that the foregoing by-law was duly approved and confirmed by the votes of a majority of the common shares of the Corporation present in person or represented by proxy at a special meeting of shareholders held on January 12, 2021.

By:	“William Leonard”
	Name:	William Leonard
	Title:	President and Chief Executive Officer